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Wallbox Regains Compliance with NYSE Listing Standards

BARCELONA, SPAIN - August 19, 2025 - Wallbox N.V. (NYSE:WBX), a leading provider of electric vehicle charging and energy management solutions worldwide, today announced that it has regained compliance with the New York Stock Exchange (“NYSE”) continued listing standard for minimum share price under Section 802.01C of the NYSE Listed Company Manual.

Wallbox received written confirmation from the NYSE that, as of August 14, 2025, the Company’s Class A ordinary shares had a closing share price of at least $1.00 and had maintained an average closing share price of at least $1.00 over the 30 trading-day period ending on that date. Accordingly, Wallbox is no longer considered to be below the minimum share price requirement of Section 802.01C and has regained compliance with the NYSE continued listing standards.

Wallbox previously announced that it implemented a reverse stock split of its ordinary shares, effective July 3, 2025, to address the share price deficiency and support continued compliance with NYSE listing requirements.

Wallbox’s Class A ordinary shares will continue to be traded on the NYSE, subject to its continued compliance with all applicable listing standards.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the Company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the continued listing of Wallbox’s Class A ordinary shares on the NYSE. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be

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materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives or reduction thereof; political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, geopolitical conflicts, consumer spending, inflation and foreign exchange rates; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom; as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Wallbox Public Relations Contact:
Albert Cabanes
Public Relations

press@wallbox.com

Wallbox Investor Contact:
Michael Wilhelm
Corporate Development & IR

investors@wallbox.com